22004748

ION

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48431

SEC Mail Processing

FEB 22 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Edelman & Co., LTD

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

627 E. Bay Point Road
(No. and Street)

Milwaukee	Wisconsin	53217
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Edelman	414 228-9314	rhe@edelmancoltd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert H Edelman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Edelman & Co Ltd, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

LACEY M. TOMCZUK NOTARY PUBLIC STATE OF WISCONSIN

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Edelman & Co., LTD

Report on Audit of Financial Statements

December 31, 2021

THOMAS FAUST, CPA
Certified Public Accountant

EDELMAN & CO., LTD.

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Edelman & Co., LTD

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Edelman & Co., LTD, as of December 31, 2021, the related statements of changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Edelman & Co., LTD as of December 31, 2021 and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Edelman & Co., LTD's management. My responsibility is to express an opinion on Edelman & Co., LTD's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Edelman & Co., LTD, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information for Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Edelman & Co., LTD,'s financial statements. The supplemental information is the responsibility of Edelman & Co., LTD's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information for Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
January 30, 2022

EDELMAN & CO., LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

ASSETS		
Cash	$	65,446
Prepaid expenses		833
Deferred tax asset		553
TOTAL ASSETS		66,832

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		224
TOTAL LIABILITIES		224
STOCKHOLDERS' EQUITY		
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding		15,000
Retained earnings		51,608
TOTAL STOCKHOLDER'S EQUITY		66,608
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	66,832

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

EDELMAN & CO., LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Capital Stock	Retained Earnings	Total
BALANCE AT BEGINNING OF YEAR	$ 15,000	$ 99,249	$ 114,249
Stock Issue	-	-	-
Net Income (Loss)	-	(47,641)	(47,641)
BALANCE AT END OF YEAR	$ 15,000	$ 51,608	$ 66,608

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

EDELMAN & CO., LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(47,641)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses		280
Increase (decrease) in operating liabilities:		
Income tax payable		(442)
Accounts payable		(1,950)
Net Cash (Used in) Operating Activities		(49,753)
NET INCREASE (DECREASE) IN CASH		(49,753)
CASH AT BEGINNING OF THE YEAR		115,199
CASH AT END OF THE YEAR	$	65,446
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash Paid During the Year for		
Income Taxes	$	-
Interest	$	-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Edelman & Co., Ltd. (the Firm) was formed on November 15, 1994 as a Corporation in the state of Wisconsin. The Firm is engaged in financial consulting on corporate mergers and acquisitions.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2021.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. Management provides for probable uncollectible accounts through a charge to earnings and a valuation allowance.

f. Revenue Recognition—The Firm recognizes income upon the completion of the consulting engagement. All revenue for 2021 is from success fees with no retainers and there were no open contracts at December 31, 2021.

   In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize when the performance obligation is met

g. Income Taxes – Income taxes are calculated on taxable earnings at applicable rates. Taxable earnings may vary from financial statement earnings because income tax returns are filed on the cash basis of accounting and because of limitations set by the Internal Revenue Service. The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns.

   The firm's federal and state income tax returns for 2018 through 2021 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 2: EMPLOYEE BENEFIT PLANS

The Firm has established a simplified employee pension plan (SEP). Contributions paid each year may not exceed 25% of the employee earnings. There were $0 of contributions for 2021.

The Firm has a medical and dental expense reimbursement plan that reimburses employees for payment of health insurance premiums and medical and dental expenses.

NOTE 3: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2021, the Firm's net capital was $65,222 which was $60,222 in excess of its minimum net capital requirement.

NOTE 4: RELATED PARTY TRANSACTIONS

The Firm uses office space located in the residence of the Firm's sole stockholder. The Firm is not charged for use of this space.

NOTE 5: STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2021, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been prepared.

NOTE 6: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 7: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2021. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

EDELMAN & CO., LTD.
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2021

Total ownership equity from Statement of Financial Condition	$	66,608
less nonallowable assets from Statement of Financial Condition		(1,386)
Net capital before haircuts on securities positions		65,222
Haricuts on securities		-
Net Capital		65,222
Aggregate indebtedness		224
Net capital required based on aggregate indebtedness (6-2/3%)		15
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital required		5,000
Excess Net Capital		60,222
Total aggregate indebtedness		
(a) - 10% of total aggregate indebtedness		22
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)	$	59,222
Percentage of Aggregate Indebtedness to Net Capital		0.34%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2021, there were no material differences between net capital calculated above and the net capital as reported on Part IIA of the Firm's most recently filed FOCUS report.

EDELMAN & CO., LTD
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Edelman & Co., LTD is exempt from Rule 15c3-3 under the provision as a Non-Covered Firm.

EDELMAN & CO., LTD
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2021

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Edelman & Co., LTD is exempt from Rule 15c3-3 under the provision as a Non-Covered Firm.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Edelman & Co., LTD

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Edelman & Co., LTD, identified the following provisions 17 C.F.R. § 15c3-3(k) under which Edelman & Co., LTD claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: Non-Covered Firm, and (2) Edelman & Co., LTD stated that they have met the exemption provision throughout the most recent fiscal year ended December 31, 2021 without exception. Edelman & Co., LTD's management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Provision of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
January 30, 2022

Edelman & Co., Ltd.

January 21, 2022

To Whom it May Concern:

Edelman & Co., LTD is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, states the following:

(1) Edelman & Co., LTD does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) Edelman & Co., LTD is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Edelman & Co., LTD limits its business activities exclusively to: selling tax shelters or limited partnerships in primary distributions; selling tax shelters or limited partnerships in the secondary market; private placements of securities; selling interests in mortgages or other receivables; investment banking; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Edelman & Co., LTD has met this exemption provision throughout the most recent fiscal year ended December 31, 2021 without exception.

Very truly yours,

Robert H. Edelman
President

333 West Brown Deer Road Box 152 • Milwaukee, WI 53217
Telephone 414 228-9314 • E-mail RHE@EDELMANCOLTD.COM
Established 1994